Hydro One Reports Second Quarter Results

The Company continues to execute on its strategy to support economic growth and a clean energy future in Ontario with the filing of the leave to construct application for the Waasigan Transmission Line Project, groundbreaking of the Chatham to Lakeshore Transmission Line, and route selection of the St. Clair Transmission Line.

TORONTO, August 9, 2023 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the second quarter ended June 30, 2023.
Second Quarter Highlights
•Second quarter basic earnings per share (EPS) of $0.44 was 2.3% higher compared to EPS of $0.43 for the same period in 2022.
•EPS for the quarter was higher year-over-year largely due to higher revenues resulting from Ontario Energy Board (OEB)-approved 2023 transmission rates and lower asset removal costs resulting from fewer storm-related asset replacements, partially offset by higher operation, maintenance and administrative (OM&A) costs and higher financing charges.
•Subsequent to the quarter end, the Company announced that it filed an application with the OEB to seek approval to construct both phases of the Waasigan Transmission Line Project. The total project is expected to cost approximately $1,200 million and be in service close to the end of 2025 and 2027 for Phase 1 and Phase 2, respectively.
•The Company broke ground on its Chatham to Lakeshore Transmission Line which will provide clean electricity to support growth in the agri-food and manufacturing industries. The Company also announced the preferred route for the St. Clair Transmission Line that maximizes existing infrastructure while improving reliability.
•Hydro One and the Power Workers' Union (PWU) reached a tentative settlement for two collective agreements covering employees in front-line and customer facing roles across the Company’s operations.
•Subsequent to the quarter, Hydro One released its annual sustainability report (www.hydroone.com/sustainability) that demonstrates continued progress in setting and meeting its sustainability goals.
•Hydro One and the Coaches Association of Ontario announced Hydro One has provided grants to 38 Indigenous coaches to boost representation in sports leadership.
•Hydro One received its 14th Emergency Response Award from the Edison Electric Institute (EEI) for restoration efforts after Winter Storm Elliot.
•Hydro One was recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights.
•Hydro One announced that Brian Vaasjo, Helga Reidel and Mitch Panciuk have been appointed to the Company's Board of Directors.
•The Company's capital investments and in-service additions for the quarter were $649 million and $413 million, respectively, compared to $612 million and $547 million in 2022.
•Quarterly dividend declared at $0.2964 per share, payable September 29, 2023.
"The significant progress on our capital projects including the Waasigan Transmission Line, the Chatham to Lakeshore Transmission Line and the St. Clair Transmission Line, demonstrates our continued commitment to enable economic growth and a clean energy future in Ontario," said David Lebeter, President and CEO of Hydro One. "Today, we also released our sustainability report, that outlines our goals and the progress we are making in standing up for our people, our planet and our communities across Ontario."

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Selected Consolidated Financial and Operating Highlights

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except as otherwise noted)	2023	2022	2023	2022

Revenues	1,857	1,840	3,931	3,887
Purchased power	798	852	1,808	1,866
Revenues, net of purchased power[1]	1,059	988	2,123	2,021
Net income attributable to common shareholders	265	255	547	565

Basic EPS	$0.44	$0.43	$0.91	$0.94
Diluted EPS	$0.44	$0.42	$0.91	$0.94

Net cash from operating activities	652	621	1,002	1,064
Capital investments	649	612	1,148	1,061
Assets placed in-service	413	547	650	776

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,932	20,167	20,080	20,422
Distribution: Electricity distributed to Hydro One customers (GWh)	6,811	6,754	15,353	15,649
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2023 Second Quarter Highlights
The Company reported net income attributable to common shareholders of $265 million during the quarter, compared to $255 million in the same period of 2022. This resulted in EPS of $0.44, compared to EPS of $0.43 in the prior year.
Revenues, net of purchased power1 of $1,059 million for the second quarter were $71 million higher than revenues, net of purchased power1 for the second quarter of 2022. The increase is mainly due to revenues resulting from OEB-approved 2023 transmission rates as well as higher revenues related to the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods. The impacts of the recovery of regulatory assets are offset by a net increase in OM&A and income tax expense and are net income neutral in the period.
OM&A costs in the second quarter of 2023 were higher than the prior year as a result of higher corporate support costs, primarily attributable to lower capitalized overheads associated with the timing and volume of capital activity, the aforementioned recovery of historical cost deferrals which are offset in revenues and higher work program expenditures, including emergency restoration, information technology initiatives and stations maintenance.
Financing charges in the second quarter of 2023 were higher than the prior year resulting from higher weighted-average interest rates on long-term debt and short-term notes.
Depreciation, amortization and asset removal costs for the second quarter of 2023 were lower than the same period of the prior year primarily due to lower asset removal costs resulting from fewer storm-related asset replacements which was partially offset by higher depreciation and amortization expense related to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income tax expense for the second quarter of 2023 was slightly lower than the prior year primarily due to higher deductible timing differences compared to the prior year.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial
Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $649 million during the second quarter of 2023 and placed $413 million of new assets in-service.
Selected Operating Highlights
The Company announced that it filed with the OEB a leave to construct application under Section 92 of the Ontario Energy Board Act, 1998, for its Waasigan Transmission Line Project. The project is expected to cost $1,200 million. The first phase is a proposed new double-circuit 230 kilovolt transmission line from Lakehead Transformer Station (TS) in the Municipality of Shuniah to Mackenzie TS in the Town of Atikokan to be in service as close to the end of 2025 as possible. Phase two is a proposed new single-circuit 230 kilovolt transmission line from Mackenzie TS to Dryden TS in the City of Dryden, which is expected to be in service by the end of 2027. The project is being built in partnership with nine First Nation communities.
The Company broke ground on its Chatham to Lakeshore Transmission Line. This $268 million investment will drive the province of Ontario's clean energy value chain and help make Southwestern Ontario the hub for agri-food and manufacturing. The Company has offered five First Nations in the region a 50% equity stake in the transmission line component of the project. The line is expected to be in service by the end of 2025.
The Company announced Route 2 as the preferred route for the proposed St. Clair Transmission Line after a thorough evaluation of five options. This option was selected as 80% of the route uses existing transmission corridors and upgrades an existing transmission line. The Company will offer proximate First Nations impacted by the project a 50% equity stake in the transmission line component of the project. The line is expected to be in service in 2028.
Hydro One reached tentative settlements for two collective agreements with the PWU which includes front-line staff and customer facing roles. Once ratified, these agreements will be in effect until September 30, 2025.
Hydro One released its sustainability report which provides a balanced account of its environmental, social and governance (ESG) performance against the sustainability targets released last year. Hydro One is committed to producing an annual sustainability update to continuously increase the transparency and accountability of our ESG disclosures. The sustainability report is available at www.hydroone.com/sustainability.
Hydro One received its 14th Emergency Response Award from EEI for restoration efforts after Winter Storm Elliot. The Company restored power to approximately 525,000 customers. The Emergency Response Awards are presented to EEI member companies for recovery and assistance efforts of electric companies following service disruptions caused by extreme weather or other natural events.
Hydro One announced that Brian Vaasjo, Helga Reidel and Mitch Panciuk were appointed to the Company's Board of Directors effective June 2, 2023. Brian Vaasjo recently retired from his position as President and CEO of Capital Power, a power generation company on which he has served since its initial public offering in 2009. Helga Reidel is a corporate director, who most recently served as President and Chief Executive Officer of ENWIN Utilities Ltd. from 2016 to 2022. Before that, she served as Chief Administrative Officer for the Corporation of the City of Windsor from 2009 to 2016. Mitch Panciuk is the managing partner of Boston Pizza in Belleville, Ontario, and previously served as the Mayor of the City of Belleville from 2018 to 2022. He also previously served on the board of Elexicon Corporation from 2018 to 2022 where he chaired the Audit, Finance and Risk Management Committee.

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Common Share Dividends
Following the conclusion of the second quarter, on August 8, 2023, the Company declared a quarterly cash dividend to common shareholders of $0.2964 per share to be paid on September 29, 2023 to shareholders of record on September 13, 2023.
Supplemental Segment Information

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2023	2022	2023	2022

Revenues
Transmission	559	516	1,114	1,035
Distribution	1,285	1,314	2,794	2,831
Other	13	10	23	21
Total revenues	1,857	1,840	3,931	3,887

Revenues, net of purchased power[1]
Transmission	559	516	1,114	1,035
Distribution	487	462	986	965
Other	13	10	23	21
Total revenues, net of purchased power[1]	1,059	988	2,123	2,021

Operation, maintenance and administration costs
Transmission	124	97	247	196
Distribution	188	173	373	344
Other	24	16	44	34
Total operation, maintenance and administration costs	336	286	664	574

Income before financing charges and taxes
Transmission	309	289	613	584
Distribution	181	163	373	385
Other	(14)	(8)	(26)	(17)
Total income before financing charges and taxes	476	444	960	952

Capital investments
Transmission	373	311	671	588
Distribution	269	294	465	461
Other	7	7	12	12
Total capital investments	649	612	1,148	1,061

Assets placed in-service
Transmission	213	295	328	415
Distribution	193	251	315	356
Other	7	1	7	5
Total assets placed in-service	413	547	650	776
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s second quarter 2023 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2022 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.

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Quarterly Investment Community Teleconference
The Company’s second quarter 2023 results teleconference with the investment community will be held on August 9, 2023 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BIba4c15b3a8634412b63efcd1f5c2f452) prior to the scheduled start time to access Hydro One’s second quarter 2023 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.
Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents “revenues, net of purchased power” to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

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The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2023	2022	2023	2022
Revenues	1,857	1,840	3,931	3,887
Less: Purchased power	798	852	1,808	1,866
Revenues, net of purchased power	1,059	988	2,123	2,021
Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: expectations regarding the Company's financing activities; the Company’s plans to improve reliability, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes and impacts; expectations regarding offering First Nations 50% equity stake in the transmission line component of the St. Clair and Chatham to Lakeshore Transmission Line projects; sustainability goals; expectations related to an annual sustainability update; expectations regarding the Company's strategy to support clean energy, and economic growth in the province of Ontario; collective bargaining; and expectations regarding the ratification of collective agreements with the PWU; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this presentation is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on Hydro One’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of US GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Omar Javed
VP, Communications, Marketing & Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
media.relations@hydroone.com
416-345-6868

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